October 15, 2024

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street, Suite 100
Sheridan, WY 82801

        Re: Green Stream Holdings Inc.
            Form 10-K for the fiscal year ended April 30, 2023
            Filed August 15, 2023
            File No. 000-53279
Dear James DiPrima:

        We issued a comment letter on the above captioned filing on August 27, 2024. On
September 17, 2024, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction